SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 5, 2013 to add Kellner Long/Short Fund and amend
Kellner Event Fund annual fee rate)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Kellner Merger Fund	1.25% of the Fund’s average daily net assets up to $2 billion in assets, 1.125% on assets between $2 billion to $4 billion, and 1.00% on assets in excess of $4 billion
Kellner Event Fund	1.85%
Kellner Long/Short Fund	1.85%

ADVISORS SERIES TRUST	KELLNER MANAGEMENT, L.P.
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Glen M. Friedman
Name: Douglas G. Hess	Name: Glen M. Friedman
Title: President	Title: Chief Financial Officer

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